

April 14, 2014

Via E-mail
Ms. Christine G. Ocampo
Vice President, Finance
Avanir Pharmaceuticals, Inc.
20 Enterprise
Suite 200
Aliso Viejo, CA 92656

**Re: Avanir Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013
Filed December 11, 2013
File No. 001-15803**

Dear Ms. Ocampo:

We have reviewed your March 13, 2014 response to our February 12, 2014 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Item 1. Business
Executive Overview, page 4

1. We note your response to our prior comment 1 and re-issue the comment. It appears, based on the $60 million that you may receive in performance-based fees over the next three years, that this agreement is material to your business. Please confirm that you will file it as an exhibit to your next quarterly report on Form 10-Q pursuant to Item 601(b)(10) of Regulation S-K.

Intellectual Property Rights
Patents, page 9

2. We note your response to our prior comment 2. Please revise your draft to include proposed disclosure about the type of protection offered by the patent covering AVP-923 that expires in 2016. Please additionally disclose what effects such expiration could have on sales of NUEDEXTA, and what specific steps you plan to take to mitigate this loss of patent protection in your Management's Discussion and Analysis section. You should also provide proposed disclosure to this effect to be included your risk factors section. Please confirm that you will include the proposed disclosure applicable to both sections in your next quarterly report on Form 10-Q.

Risk Factors
"We have received notices of ANDA filings for NUEDEXTA…," pages 13-14

3. We note your response to our prior comment 3. Please advise us on a supplemental basis as to the certain circumstances included in the settlement agreements that would allow the parties to begin selling a generic version of NUEDEXTA prior to July 30, 2026. Please include a discussion of the specific dates or range of time in which such generic versions could be introduced. With regard to any confidential information in your supplemental response, please be advised that you may seek confidential treatment of such information pursuant to Rule 83. We may have further comment.

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations
Results of operations, page 41

4. Refer to your response to comment 5. Your response states that the company is 100% focused on two product candidates yet your disclosure on pages 4-8 indicates that you are working on several product candidates, including different indications for certain products. We continue to believe that you should disclose, to the extent the company has such information available, costs incurred for each key research and development program for each year and to date.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Austin Stephenson, Staff Attorney, at (202) 551-3192 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant